SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

AMDOCS LIMITED

(Name of Subject Company (Issuer))

Amdocs Limited

(Name of Filing Persons (Offeror))

0.50% Convertible Senior Notes due 2024

(Title of Class of Securities)

02342TAC3

02342TAD1

(CUSIP Number of Class of Securities)

Elizabeth W. McDermon

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

Telephone: (314) 212-8328

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

The Commission is requested to send copies of all communications to:

Robert A. Schwed, Esq.

Jason L. Kropp, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

7 World Trade Center,

250 Greenwich Street New York, New York 10007

(212) 230-8800

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $132.00	Filing party: Amdocs Limited
Form or Registration No.: Schedule TO-I	Date filed: 3/14/2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT TO AMENDMENT NO. 2

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO-I filed by Amdocs Limited, a company organized under the laws of the Island of Guernsey (“Amdocs”), with the Securities and Exchange Commission on March 14, 2014, as amended and supplemented on March 28, 2014 (the “Schedule TO”), relating to an offer to purchase for cash, on the terms and subject to the conditions set forth in the Notice of Put Right and Offer to Purchase, dated March 14, 2014 (as it may be supplemented or amended from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be supplemented or amended from time to time, the “Letter of Transmittal”), any and all of its outstanding 0.50% Convertible Senior Notes due 2024 (the “Notes”). Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

Capitalized terms used in this amendment and not otherwise defined herein have the meanings given to them in the Offer to Purchase and the Schedule TO.

Item 1—Summary Term Sheet, Item 4 – Terms of the Transaction and Item 11 – Additional Information.

Items 1, 4 and 11 of the Schedule TO and the sections of the Offer to Purchase referred to in such Items are hereby amended and supplemented by adding the following:

“On April 11, 2014, Amdocs issued a press release announcing that it had extended the tender offer until 5:00 p.m., Eastern time, on April 14, 2014. A copy of this press release is filed as Exhibit (a)(5)(ii) to Amendment No. 2 to the Schedule TO and is incorporated by reference into the Schedule TO.”

Item 12.	Exhibits.

The information set forth in Item 12 is hereby amended and supplemented by adding immediately following the reference to Exhibit (a)(5)(i) the following:

“(a)(5)(ii) Press Release Regarding Extension of Offer, dated April 11, 2014.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

AMDOCS LIMITED

By:	/s/ Elizabeth W. McDermon
Elizabeth W. McDermon
Secretary and Authorized Signatory

Date: April 11, 2014

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Notice of Put Right and Offer to Purchase, dated March 14, 2014.*

(a)(1)(ii)	Letter of Transmittal, dated March 14, 2014.*

(a)(1)(iii)	Letter to Clients, dated March 14, 2014.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 14, 2014.*

(a)(5)(i)	Press Release Regarding Offer, dated March 14, 2014.*

(a)(5)(ii)	Press Release Regarding Extension of Offer, dated April 11, 2014.

(d)(1)	Indenture, dated as of March 5, 2004, between Amdocs Limited and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee, for 0.50% Convertible Senior Notes due 2024 (incorporated by reference to Exhibit 99.1 to Amdocs’ Report on Form 6-K, filed March 5, 2004). *

(d)(2)	Registration Rights Agreement, dated as of March 5, 2004, between Amdocs Limited and Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 99.2 to Amdocs’ Report on Form 6-K, filed March 5, 2004). *

(g)	None.

(h)	None.

*	Previously filed.

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